UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 PubliCARD, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    744627100
                                    ---------
                                 (CUSIP Number)

                                December 17, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)



                                Page 1 of 5 Pages

CUSIP No.    744627100


1    Name of Reporting Person:    Taube Hodson Stonex Partners Limited
     I.R.S. Identification No. of above person (entities only):   Not Applicable

2    Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ]
                                                                         (b) [X]

3    SEC Use Only

4    Citizenship or Place of Organization:  England


     NUMBER OF       5    Sole Voting Power:  2,945,500 shares
       SHARES
    BENEFICIALLY     6    Shared Voting Power:  -0-
      OWNED BY
        EACH         7    Sole Dispositive Power:  2,945,500 shares
     REPORTING
       PERSON        8    Shared Dispositive Power:  -0-
        WITH

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                2,945,500 shares

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]

11   Percent of Class Represented by Amount in Row (9):  12.05%*

12   Type of Reporting Person:      IA


     *On  March  24,  2003  there  were   24,440,902   shares  of  Common  Stock
outstanding.

                                Page 2 of 5 Pages

Item 1.

(a) Name of Issuer: PubliCARD, Inc.

(b) Address of Issuer's Principal Executive Offices: One Post Road
                                                    Fairfield, Connecticut 06430


Item 2.

(a) Name of Person Filing: Taube Hudson Stonex Partners Limited

(b) Address of Principal Business Office
    or, if none, Residence:                    25 St. James's Street
                                               London, SW1A 1HA
                                               England

(c) Citizenship: England

(d) Title of Class of Securities: Common Stock, par value $.10 per share

(e) CUSIP Number: 744627100

Item 3.

        Not Applicable

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned (as of December 31, 2002): 2,945,500 shares

(b) Percent of class: 12.05%


                                Page 3 of 5 Pages

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: 2,945,500 shares

        (ii) shared power to vote or to direct the vote: -0-

        (iii) sole power to dispose or to direct the disposition  of:
                                                                2,945,500 shares

        (iv) shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

Item 8. Identification and Classification of Members of the Group

               Not Applicable.

Item 9. Notice of Dissolution of Group

               Not Applicable.



                                Page 4 of 5 Pages

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 8, 2003                        TAUBE HODSON STONEX PARTNERS LIMITED


                              By: /s/ Anton French
                                  ----------------
                                 Anton French - Company Secretary




                               Page 5 of 5 Pages